Exhibit 99.1

Aratana Therapeutics to be Acquired by Elanco Animal Health

Elanco announces formation of commercial team dedicated to veterinary specialty business

Leawood, Kan. (April 26, 2019) – Aratana Therapeutics (NASDAQ: PETX), a pet therapeutics company focused on developing and commercializing innovative therapeutics for dogs and cats, announced it has signed an agreement to be acquired by Elanco Animal Health (NYSE: ELAN), its global collaboration partner on GALLIPRANT® (grapiprant tablets). In conjunction with the transaction, Elanco also announced the formation of a commercial team dedicated to the veterinary specialty business. Aratana’s field force has demonstrated the ability to technically communicate with veterinarians on pet therapeutics and if the proposed agreement is consummated, the Aratana field force would transition into this commercial team.

The deal is structured as a stock-for-stock transaction. Subject to the terms of the agreement, upon the closing of the transaction, Aratana stockholders will receive 0.1481 share of Elanco common stock and one contingent value right (CVR) for each share of Aratana common stock. Based on the exchange ratio and the closing prices on April 24, 2019, Aratana’s stockholders would receive Elanco shares equivalent to an implied value of $4.75 per Aratana share, representing a premium of approximately 40 percent, plus one CVR per Aratana share. The CVR of $0.25 in cash per Aratana share shall be granted to Aratana stockholders as of the closing date and paid if capromorelin achieves certain sales levels on or before the end of 2021. Including the CVR, the transaction represents aggregate value of up to approximately $245 million. The proposed transaction remains subject to customary closing conditions, including approval by Aratana stockholders and clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The proposed transaction has been unanimously approved by the Aratana board.

Today’s announced transaction would allow Elanco to integrate the Aratana portfolio of pet therapeutics into their companion animal therapeutics business, including a pipeline of therapeutic candidates and two marketed products. If the proposed transaction is consummated, we believe Aratana’s portfolio will significantly benefit from Elanco’s broader on-the-ground presence in the U.S. and Elanco’s approach to lifecycle management, specifically the potential to initiate international approvals.

“This proposed transaction acknowledges Aratana’s contribution of pet therapeutics to the animal health industry, specifically recognizing our strong track-record as a drug developer and our field team’s unmatched expertise delivering innovation to veterinary specialists,” stated Craig Tooman, President and Chief Executive Officer of Aratana. “As a newly independent, premier animal health company, we believe that Elanco would help expand our portfolio with their substantial resources and presence within the companion animal segment.”

“Aratana has been one of the most innovative start-ups in animal health, bringing breakthrough solutions to the market,” said Jeff Simmons, President and Chief Executive Officer of Elanco. “We look forward to putting greater energy behind these brands with our increased share of voice in the field and leveraging Aratana’s strong presence in the specialty market to capitalize on new opportunities.”

Aratana’s Best-In-Class Portfolio

•	GALLIPRANT® (grapiprant tablets), developed by Aratana, is a first-of-its-kind NSAID for canine osteoarthritis

•	ENTYCE® (capromorelin oral solution) stimulates appetite in dogs by mimicking ghrelin, the “hunger hormone,” to treat inappetence caused by chronic and acute conditions

•	NOCITA® (bupivacaine liposome injectable suspension) is a long-acting local anesthetic that provides up to 72 hours of post-operative pain relief following certain surgeries in dogs and cat

•	Canine Osteosarcoma Vaccine, Live Listeria Vector (AT-014) is an immunotherapy conditionally licensed by the United States Department of Agriculture’s (USDA) as a treatment for dogs with osteosarcoma

•	AT-002 (capromorelin), a cat-specific formulation of the ghrelin receptor agonist, is currently being evaluated for unintended weight loss in cats with chronic kidney disease

•	AT-006 (eprociclovir) is an anti-viral treatment for feline herpes virus-induced ophthalmic conditions

•	AT-018 (timapiprant), an oral CRTH2 antagonist, has potential for the prevention of clinical signs of atopic dermatitis in at-risk dogs

•	AT-019 is a potent, next generation EP4 receptor antagonist therapeutic candidate with potential in pain, inflammation and other indications in cats and dogs

Barclays is serving as exclusive financial advisor to Aratana Therapeutics and Latham & Watkins LLP is serving as legal counsel.

Webcast and Conference Call Details

Elanco will host a special webcast and conference call at 9:00 a.m. ET today, during which company executives will discuss today’s announcements and respond to questions from financial analysts. Investors, analysts, members of the media and the public may access the live webcast and accompanying slides by visiting the Elanco website. A replay of the webcast will be archived and made available a few hours after the event.

Contacts

For investor inquires:

Rhonda Hellums

ir@aratana.com

(913) 353-1026

For media inquiries:

Rachel Reiff

media@aratana.com

(913) 353-1050

About Aratana Therapeutics

Aratana (Nasdaq: PETX) is a pet therapeutics company focused on developing and commercializing innovative therapeutics for dogs and cats. Our mission is to successfully develop and deliver best-in-class therapeutics, provide comprehensive service to veterinarians and serve as a collaborator of choice for human and animal health companies. We believe our therapeutics are highly differentiated, resolve recognizable needs in compelling markets and have therapeutic profiles superior to the standard of care. For more information, please visit www.aratana.com.

About Elanco Animal Health

Elanco (NYSE: ELAN) is a global animal health company that develops products and knowledge services to prevent and treat disease in food animals and pets in more than 90 countries. With a 64-year heritage, Elanco rigorously innovates to improve the health of animals and benefit our customers, while fostering an inclusive, cause-driven culture for more than 5,800 employees. Elanco is driven by its vision of food and companionship enriching life – all to advance the health of animals, people and the planet. Learn more at www.elanco.com.

IMPORTANT SAFETY INFORMATION

ENTYCE® (capromorelin oral solution) is for use in dogs only. Do not use in breeding, pregnant or lactating dogs. Use with caution in dogs with hepatic dysfunction or renal insufficiency. Adverse reactions in dogs may include diarrhea, vomiting, polydipsia, and hypersalivation. Should not be used in dogs that have a hypersensitivity to capromorelin. Please see the full Prescribing Information for more detail.

NOCITA® (bupivacaine liposome injectable suspension) is for use in dogs and cats only. Do not use in dogs or cats younger than 5 months of age, dogs that are pregnant, lactating or intended for breeding. Do not administer by intravenous or intra-arterial injection. Adverse reactions in dogs may include discharge from incision, incisional inflammation and vomiting. Adverse reactions in cats may include elevated body temperature, infection or chewing/licking at the surgical site. Avoid concurrent use with bupivacaine HCl, lidocaine or other amide local anesthetics. Please see the full Prescribing Information for more detail.

GALLIPRANT® (grapiprant tablets) is not for use in humans. For use in dogs only. Keep this and all medications out of reach of children and pets. Store out of reach of dogs and other pets in a secured location in order to prevent accidental ingestion or overdose. Do not use in dogs that have a hypersensitivity to grapiprant. If Galliprant is used long term, appropriate monitoring is recommended. Concomitant use of Galliprant with other anti-inflammatory drugs, such as COX-inhibiting NSAIDs or corticosteroids, should be avoided. Concurrent use with other anti-inflammatory drugs or protein-bound drugs has not been studied. The safe use of Galliprant has not been evaluated in dogs younger than 9 months of age and less than 8 lbs (3.6 kg), dogs used for breeding, pregnant or lactating dogs, or dogs with cardiac disease. The most common adverse reactions were vomiting, diarrhea, decreased appetite, and lethargy. Click here for full prescribing information.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Aratana Therapeutics, Inc., a Delaware corporation (“Aratana”) and Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 26, 2019, by and among Aratana, Elanco and Elanco Athens, Inc., Elanco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Aratana that also constitutes a prospectus of Elanco (the “proxy statement/prospectus”). The definitive proxy statement/prospectus will be delivered to stockholders of Aratana. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Elanco and Aratana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Elanco will be available free of charge on Elanco’s internet website at www.elanco.com or by contacting Elanco’s Investor Relations Department at (317) 383-9935. Copies of the documents filed with the SEC by Aratana will be available free of charge on Aratana’s internet website at www.aratana.com or by contacting Aratana’s Investor Relations Department at (913) 353-1026.

Participants in the Merger Solicitation

Elanco, Aratana, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Aratana stockholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Elanco is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 3, 2019. Information about the executive officers of Aratana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018 which was filed with the SEC on March 13, 2019 and additional information about its executive officers and information about its directors is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 19, 2019.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition of Aratana, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain Aratana stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger, including required regulatory approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Aratana’s business and operations with those of Elanco may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Aratana’s or Elanco’s existing businesses; (5) the effect of the announcement of the transaction on Elanco’s, Aratana’s or the combined company’s respective business relationships, operating results and business generally; (6) diversion of management’s attention from ongoing business concerns; and (7) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to Aratana’s stockholders and in Elanco’s and Aratana’s respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in Elanco’s and Aratana’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2018. The forward-looking statements made herein speak only as of the date hereof and none of Elanco, Aratana or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.